Exhibit 99.1

Baozun Announces Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

SHANGHAI, CHINA – March 6, 2019 – Baozun Inc. (Nasdaq: BZUN) ("Baozun" or the "Company"), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

●	Total net revenues were RMB2,201.9 million (US$[1]320.3 million), an increase of 40.7% year-over-year. Services revenue was RMB1,226.6 million (US$178.4 million), an increase of 56.7% year-over-year. Product sales revenue was RMB975.4 million (US$141.9 million), an increase of 24.6% year-over-year.

●	Income from operations was RMB229.8 million (US$33.4 million), an increase of 30.8% year-over-year. Operating margin was 10.4%, compared with 11.2% in the same quarter of last year.

●	Non-GAAP income from operations[2] was RMB247.1 million (US$35.9 million), an increase of 30.1% year-over-year. Non-GAAP operating margin was 11.2%, compared with 12.1% in the same quarter of last year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB188.2 million (US$27.4 million), an increase of 28.4% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.[3] was RMB205.3 million (US$29.9 million), an increase of 27.8% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per American Depository Share (“ADS[4]”) were RMB3.29 (US$0.48) and RMB3.17 (US$0.46), respectively, compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB2.67 and RMB2.48, respectively, for the same period of 2017.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS[5] were RMB3.59 (US$0.52) and RMB3.46 (US$0.50), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB2.93 and RMB2.72, respectively, for the same period of 2017.

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

3 Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders of Baozun Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisition.

4 Each ADS represents three Class A ordinary shares.

5 Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS are non-GAAP financial measures, which are defined as non-GAAP net income attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating basic and diluted net income per ordinary share multiplied by three, respectively.

Fourth Quarter 2018 Operational Highlights

●	Total Gross Merchandise Volume (“GMV”)[6] was RMB12,037.7 million, an increase of 42.8% year-over-year.

●	Distribution GMV[7] was RMB1,118.7 million, an increase of 23.3% year-over-year.

●	Non-distribution GMV[8] was RMB10,919.0 million, an increase of 45.2% year-over-year.

●	Number of brand partners increased to 185 as of December 31, 2018, from 152 as of December 31, 2017.

●	Number of GMV brand partners increased to 178 as of December 31, 2018, from 146 as of December 31, 2017.

Fiscal Year 2018 Financial Highlights

●	Total net revenues were RMB5,393.0 million (US$784.4 million), an increase of 30.0% year-over-year.

●	Income from operations was RMB355.8 million (US$51.7 million), an increase of 38.8% year-over-year.

●	Non-GAAP income from operations was RMB433.2 million (US$63.0 million), an increase of 37.4% year-over-year.

●	Net income attributable to ordinary shareholders of Baozun Inc. was RMB269.7 million (US$39.2 million), an increase of 29.1% year-over-year.

●	Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB346.2 million (US$50.3 million), an increase of 29.5% year-over-year.

●	Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB4.76 (US$0.69) and RMB4.51 (US$0.66), respectively, compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB3.87 and RMB3.56, respectively, for fiscal year 2017.

●	Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB6.11 (US$0.89) and RMB5.79 (US$0.84), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB4.95 and RMB4.55, respectively, for fiscal year 2017.

Fiscal Year 2018 Operational Highlights

●	Total GMV was RMB29,426.0 million, an increase of 54.0% year-over-year.

●	Distribution GMV was RMB2,902.0 million, an increase of 10.8% year-over-year.

6 GMV includes value added tax and excludes (i) shipping charges, (ii) surcharges and other taxes, (iii) value of the goods that are returned and (iv) deposits for purchases that have not been settled.

7 Distribution GMV refers to the GMV under the distribution business model.

8 Non-distribution GMV refers to the GMV under the service fee business model and the consignment business model.

●	Non-distribution GMV was RMB26,524.0 million, an increase of 60.8% year-over-year.

“We closed out the year strongly with solid financial and operational results driven primarily by strong growth from existing online stores, improved efficiency as a result of the application of innovative proprietary technologies and tools, and growth in our digital marketing services,” commented Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun. “Despite some uncertainties in macroeconomic, I am confident in our ability to develop new technologies and apply them to our expanding portfolio of omni-channel services which will create more value for our brand partners and drive future sustainable growth. We continue to see the number of new brand partners coming on board accelerating and we are confident that our investments in strengthening our long-term technological competitive advantage will further reinforce our market leading position in China’s brand e-commerce market.”

Mr. Robin Lu, Chief Financial Officer of Baozun commented, “We are pleased to deliver another strong quarter of growth with GMV increasing by 42.8% year-over-year. Total net revenue also increased significantly, growing by 40.7% year-over-year. Investments in technological innovation and productization during the quarter were RMB21.0 million, which we believe will enable us to expand our addressable market and strengthen our long-term competitiveness. We remain confident in our strategy and the effectiveness of our operations and services, and expect GMV to grow by 40% to 50% year-over-year and total net revenues to increase to over RMB7.2 billion during fiscal year 2019. For the first quarter of 2019, we expect GMV to grow by 55% to 60% year-over-year.”

Fourth Quarter 2018 Financial Results

Total net revenues were RMB2,201.9 million (US$320.3 million), an increase of 40.7% from RMB1,565.4 million in the same quarter of last year.

Product sales revenue was RMB975.4 million (US$141.9 million), an increase of 24.6% from RMB782.8 million in the same quarter of last year. The increase was primarily attributable to the increase in product sales revenue resulting from the increased popularity of brand partners’ products and Baozun’s increasingly effective marketing and promotional campaigns.

Services revenue was RMB1,226.6 million (US$178.4 million), an increase of 56.7% from RMB782.6 million in the same quarter of last year. The increase was primarily attributable to the rapid growth in sales from existing brand partners and the addition of new brand partners under the Company’s consignment model and service fee model.

Total operating expenses were RMB1,972.2 million (US$286.8 million), compared with RMB1,389.7 million in the same quarter of last year.

●	Cost of products was RMB790.1 million (US$114.9 million), compared with RMB630.3 million in the same quarter of last year. The increase was primarily due to higher costs associated with an increase in product sales revenue.

●	Fulfillment expenses were RMB512.0 million (US$74.5million), compared with RMB339.5 million in the same quarter of last year. The increase was primarily due to an increase in GMV from the Company’s distribution and consignment model business and increased warehouse rental expenses.

●	Sales and marketing expenses were RMB543.7 million (US$79.1 million), compared with RMB343.0 million in the same quarter of last year. The increase was primarily due to the addition of online store operational staff, an increase in promotional and marketing expenses, including digital marketing expenses.

●	Technology and content expenses were RMB84.0 million (US$12.2 million), compared with RMB44.9 million in the same quarter of last year. The increase was primarily due to increased investments in innovation and productization, and recruitment of additional technology-focused staff.

●	General and administrative expenses were RMB42.8 million (US$6.2 million), compared with RMB33.0 million in the same quarter of last year. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB229.8 million (US$33.4 million), compared with RMB175.7 million in the same quarter of last year. Operating margin was 10.4%, compared with 11.2% in the same quarter of last year.

Non-GAAP income from operations was RMB247.1 million (US$35.9 million), compared with RMB189.9 million in the same quarter of last year. Non-GAAP operating margin was 11.2%, compared with 12.1% in the same quarter of last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB188.2 million (US$27.4 million), an increase of 28.4% from the same quarter of last year. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB3.29 (US$0.48) and RMB3.17 (US$0.46), respectively, compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB2.67 and RMB2.48, respectively, in the same period of 2017.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB205.3 million (US$29.9 million), an increase of 27.8% from the same quarter of last year. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB3.59 (US$0.52) and RMB3.46 (US$0.50), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB2.93 and RMB2.72, respectively, in the same period of 2017.

Fiscal Year 2018 Financial Results

Total net revenues were RMB5,393.0 million (US$784.4 million), an increase of 30.0% from RMB4,148.8 million in fiscal year 2017.

Product sales revenue was RMB2,516.9 million (US$366.1 million), an increase of 11.5% from RMB2,257.6 million in fiscal year 2017. The increase was primarily attributable to the increase in product sales revenue resulting from the increased popularity of brand partners’ products and Baozun’s increasingly effective marketing and promotional campaigns, which were partially offset by the transition of a leading electronics brand partner’s business from the distribution model to the consignment model in September 2017.

Services revenue was RMB2,876.2 million (US$418.3 million), an increase of 52.1% from RMB1,891.2 million in fiscal year 2017. The increase was primarily attributable to the rapid growth in sales from existing brand partners and the addition of new brand partners under the Company’s consignment model and service fee model.

Total operating expenses were RMB5,037.3 million (US$732.6 million), compared with RMB3,892.5 million in fiscal year 2017.

●	Cost of products was RMB2,034.9 million (US$296.0 million), compared with RMB1,917.5 million in fiscal year 2017. The increase was primarily due to higher costs associated with an increase in product sales revenue, which were partially offset by the transition of a leading electronics brand partner’s business from the distribution model to the consignment model in September 2017.

●	Fulfillment expenses were RMB1,262.3 million (US$183.6 million), compared with RMB818.2 million in fiscal year 2017. The increase was primarily due to an increase in GMV from the Company’s distribution and consignment model business and increased warehouse rental expenses.

●	Sales and marketing expenses were RMB1,339.0 million (US$194.7 million), compared with RMB910.8 million in fiscal year 2017. The increase was primarily due to the addition of online store operational staff and an increase in promotional and marketing expenses.

●	Technology and content expenses were RMB269.0 million (US$39.1 million), compared with RMB140.7 million in fiscal year 2017. The increase was primarily due to increased investments in innovation and productization, and recruitment of additional technology-focused staff.

●	General and administrative expenses were RMB154.8 million (US$22.5 million), compared with RMB116.6 million in fiscal year 2017. The increase was primarily due to an increase in administrative, corporate strategy, and business planning staff.

Income from operations was RMB355.8 million (US$51.7 million), compared with RMB256.3 million in 2017. Operating margin was 6.6%, compared with 6.2% last year.

Non-GAAP income from operations was RMB433.2 million (US$63.0 million), compared with RMB315.3 million in 2017. Non-GAAP operating margin was 8.0%, compared with 7.6% last year.

Net income attributable to ordinary shareholders of Baozun Inc. was RMB269.7 million (US$39.2 million), an increase of 29.1% from RMB208.9 million in fiscal year 2017. Basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB4.76 (US$0.69) and RMB4.51 (US$0.66), respectively, compared with basic and diluted net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB3.87 and RMB3.56, respectively, for fiscal year 2017.

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. was RMB346.2 million (US$50.3 million), an increase of 29.5% from RMB267.4 million in fiscal year 2017. Basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS were RMB6.11 (US$0.89) and RMB5.79 (US$0.84), respectively, compared with basic and diluted non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS of RMB4.95 and RMB4.55, respectively, for fiscal year 2017.

As of December 31, 2018, the Company had RMB513.9 million (US$74.7 million) in cash, cash equivalents and short-term investment, a decrease from RMB557.4 million as of December 31, 2017.

Business Outlook

Based on current macroeconomic and operating conditions, for the first quarter of 2019, the Company expects total net revenues to be between RMB1.25 billion and RMB1.30 billion, with services revenue to increase by over 45% on a year-over-year basis.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 a.m. Eastern Time on Wednesday, March 6, 2019 (8:30 p.m. Beijing time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+852-3027-6500
U.S. Toll Free	+1-855-824-5644
Mainland China Toll Free	8009-880-563
Hong Kong	3027-6500
Passcode:	59357923#

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, March 13, 2019.

Dial-in numbers for the replay are as follows:

International Dial-in	+852-3027-6520
U.S. Toll Free	+1 646-982-0473
Passcode:	319313381#

A live and archived webcast of the conference call will be available on the Investor Relations section of Baozun’s website at http://ir.baozun.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP financial measures in evaluating its business. For example, the Company uses non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, as supplemental measures to review and assess its financial and operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP operating margin is non-GAAP income from operations as a percentage of total net revenues. Non-GAAP net income/(loss) is net income/(loss) excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net margin is non-GAAP net income as a percentage of total net revenues. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. is net income (loss) attributable to ordinary shareholders of Baozun Inc. excluding the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. Non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. divided by weighted average number of shares used in calculating net income (loss) per ordinary share multiplied by three.

The Company presents the non-GAAP financial measures because they are used by the Company’s management to evaluate the Company’s financial and operating performance and formulate business plans. Non-GAAP income/(loss) from operations and non-GAAP net income/(loss) enable the Company’s management to assess the Company’s financial and operating results without considering the impact of share-based compensation expenses and amortization of intangible assets resulting from business acquisition. The Company also believes that the use of the non-GAAP measures facilitates investor assessment of the Company’s financial and operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP income/(loss) from operations, non-GAAP net income/(loss), non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc., and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS is that they do not reflect all items of income and expense that affect the Company’s operations. Share-based compensation expenses and amortization of intangible assets resulting from business acquisition have been and may continue to be incurred in the Company’s business and is not reflected in the presentation of non-GAAP income/(loss) from operations and non-GAAP net income/(loss). Further, the non-GAAP measures may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. In light of the foregoing limitations, the non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. and non-GAAP net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS for the period should not be considered in isolation from or as an alternative to income/(loss) from operations, operating margin, net income/(loss), net margin, net income (loss) attributable to ordinary shareholders of Baozun Inc. and net income (loss) attributable to ordinary shareholders of Baozun Inc. per ADS, or other financial measures prepared in accordance with U.S. GAAP.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measures, which should be considered when evaluating the Company’s performance. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliations of GAAP and Non-GAAP Results.”

Safe Harbor Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. For example, our statement about our expectations for Company performance in the first quarter and fiscal year 2019 is a forward-looking statement and is inherently uncertain. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. For example, the level of consumer economic activity in China could impact our sales results in unpredicted ways. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Baozun Inc.

Baozun is the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China by selling their goods directly to customers online or by providing services to assist with their e-commerce operations. The Company's integrated end-to-end brand e-commerce capabilities encompass all aspects of the e-commerce value chain, covering IT solutions, store operations, digital marketing, customer services, warehousing and fulfillment.

For more information, please visit http://ir.baozun.com

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Coco Shi

ir@baozun.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	244,809	457,340	66,517
Restricted cash	48,848	125,515	18,255
Short-term investment	312,614	56,535	8,223
Accounts receivable, net[1]	1,085,669	1,547,631	225,094
Inventories[1]	382,028	650,348	94,589
Advances to suppliers	88,881	166,076	24,155
Prepayments and other current assets[1]	214,636	286,149	41,619
Amounts due from related parties	88,795	32,270	4,693
Total current assets	2,466,280	3,321,864	483,145

Non-current assets
Investments in equity investees	24,268	33,974	4,941
Property and equipment, net	330,924	402,740	58,576
Intangible assets, net	66,150	132,393	19,256
Land use right, net	44,618	43,593	6,340
Goodwill	13,158	13,158	1,914
Other non-current assets	18,043	30,021	4,366
Deferred tax assets	15,528	38,081	5,539
Total non-current assets	512,689	693,960	100,932

Total assets	2,978,969	4,015,824	584,077

1 Certain reclassifications in accounts receivable, inventories, prepayments and other current assets and accrued expenses and other current liabilities as of December 31, 2017 were retrospectively adjusted as a result of the adoption of a new revenue accounting standard effective on January 1, 2018.

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of
	December 31, 2017	December 31, 2018	December 31, 2018
	RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loan	172,000	436,200	63,443
Accounts payable	583,532	886,340	128,912
Notes payable	48,000	26,770	3,894
Income tax payables	30,420	62,764	9,129
Accrued expenses and other current liabilities[1]	314,870	322,668	46,930
Amounts due to related parties	-	13,994	2,035
Total current liabilities	1,148,822	1,748,736	254,343

Long-term loan	-	68,753	10,000
Deferred tax liability	3,710	3,319	483
Total non-current liabilities	3,710	72,072	10,483

Total liabilities	1,152,532	1,820,808	264,826

Baozun Inc. shareholders’ equity:
Class A ordinary shares (US$0.0001 par value; 470,000,000 shares authorized, 152,824,659 and 159,247,873 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	95	98	14
Class B ordinary shares (US$0.0001 par value; 30,000,000 shares authorized, 13,300,738 shares issued and outstanding as of December 31, 2017 and 2018, respectively)	8	8	1
Additional paid-in capital	1,823,925	1,903,503	276,853
Accumulated profit (deficit)	(25,000)	244,712	35,592
Accumulated other comprehensive income	9,995	29,222	4,250

Total Baozun Inc. shareholders' equity	1,809,023	2,177,543	316,710

Noncontrolling interests	17,414	17,473	2,541
Total equity	1,826,437	2,195,016	319,251

Total liabilities and shareholders' equity	2,978,969	4,015,824	584,077

Baozun Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Product sales	782,798	975,395	141,865	2,257,632	2,516,862	366,062
Services	782,560	1,226,552	178,395	1,891,176	2,876,175	418,322
Total net revenues	1,565,358	2,201,947	320,260	4,148,808	5,393,037	784,384

Operating expenses (1)
Cost of products	(630,276)	(790,131)	(114,920)	(1,917,467)	(2,034,852)	(295,957)
Fulfillment	(339,530)	(511,967)	(74,463)	(818,173)	(1,262,302)	(183,594)
Sales and marketing (2)	(343,007)	(543,658)	(79,071)	(910,843)	(1,338,970)	(194,745)
Technology and content	(44,929)	(83,995)	(12,217)	(140,689)	(268,973)	(39,121)
General and administrative	(33,033)	(42,794)	(6,224)	(116,554)	(154,845)	(22,521)
Other operating income (loss), net	1,067	370	54	11,250	22,678	3,298
Total operating expenses	(1,389,708)	(1,972,175)	(286,841)	(3,892,476)	(5,037,264)	(732,640)
Income from operations	175,650	229,772	33,419	256,332	355,773	51,744
Other income (expenses)
Interest income	3,545	1,415	206	13,350	8,017	1,166
Interest expense	(3,497)	(4,897)	(712)	(4,252)	(13,058)	(1,899)
Gain on disposal of investment	4,664	-	-	5,464	-	-
Impairment loss of investments	(6,227)	(7,497)	(1,090)	(6,227)	(9,021)	(1,312)
Exchange gain (loss)	928	1,279	186	(21)	(5,991)	(871)
Income before income tax	175,063	220,072	32,009	264,646	335,720	48,828
Income tax expense (3)	(28,586)	(31,936)	(4,645)	(54,251)	(64,953)	(9,447)
Share of income (loss) in equity method investment, net of tax of nil	17	312	45	(1,265)	(996)	(145)
Net income	146,494	188,448	27,409	209,130	269,771	39,236
Net (income) loss attributable to noncontrolling interests	66	(205)	(30)	(264)	(59)	(9)
Net income attributable to ordinary shareholders of Baozun Inc.	146,560	188,243	27,379	208,866	269,712	39,227

Net income per share attributable to ordinary shareholders of Baozun Inc.:
Basic	0.89	1.10	0.16	1.29	1.59	0.23
Diluted	0.83	1.06	0.15	1.19	1.50	0.22
Net income per ADS attributable to ordinary shareholders of Baozun Inc.:
Basic	2.67	3.29	0.48	3.87	4.76	0.69
Diluted	2.48	3.17	0.46	3.56	4.51	0.66
Weighted average shares used in calculating net income per ordinary share
Basic	164,471,581	171,399,524	171,399,524	162,113,815	169,884,906	169,884,906
Diluted	177,081,330	178,026,070	178,026,070	176,115,049	179,327,029	179,327,029

Net income	146,494	188,448	27,409	209,130	269,771	39,236
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(10,317)	1,022	149	(34,353)	19,227	2,796
Comprehensive income	136,177	189,470	27,558	174,777	288,998	42,032

(1) Share-based compensation expenses are allocated in operating expenses items as follows:

	For the three months ended December 31,			For the year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$

Fulfillment	720	2,174	316	2,904	5,831	848
Sales and marketing	5,120	6,509	947	20,363	28,346	4,123
Technology and content	2,818	2,367	344	13,822	13,445	1,956
General and administrative	5,212	5,853	851	21,142	28,240	4,107
	13,870	16,903	2,458	58,231	75,862	11,034

(2) Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.4 million for both the three months period ended December 31, 2017 and 2018. Including amortization of intangible assets resulting from business acquisition, which amounted to RMB0.8 million and RMB1.6 million for the year ended December 31, 2017 and 2018, respectively.

(3) Including income tax benefits of RMB0.1 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for both the three months period ended December 31, 2017 and 2018. Including income tax benefits of RMB0.2 million and RMB0.4 million related to the reversal of deferred tax liabilities, which was recognized on business acquisition for the year ended December 31, 2017 and 2018, respectively.

Baozun Inc.

Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per ADS data)

	For the three months ended December 31,			For the year ended December 31,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$

Income from operations	175,650	229,772	33,419	256,332	355,773	51,744
Add: Share-based compensation expenses	13,870	16,903	2,458	58,231	75,862	11,034
Amortization of intangible assets resulting from business acquisition	391	391	57	782	1,564	228
Non-GAAP income from operations	189,911	247,066	35,934	315,345	433,199	63,006

Net income	146,494	188,448	27,409	209,130	269,771	39,236
Add: Share-based compensation expenses	13,870	16,903	2,458	58,231	75,862	11,034
Amortization of intangible assets resulting from business acquisition	391	391	57	782	1,564	228
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(98)	(98)	(14)	(196)	(392)	(57)
Non-GAAP net income	160,657	205,644	29,910	267,947	346,805	50,441

Net income attributable to ordinary shareholders of Baozun Inc.	146,560	188,243	27,379	208,866	269,712	39,227
Add: Share-based compensation expenses	13,870	16,903	2,458	58,231	75,862	11,034
Amortization of intangible assets resulting from business acquisition	199	199	29	398	796	116
Less: Tax effect of amortization of intangible assets resulting from business acquisition	(50)	(50)	(7)	(100)	(200)	(29)
Non-GAAP net income attributable to ordinary shareholders of Baozun Inc.	160,579	205,295	29,859	267,395	346,170	50,348

Non-GAAP net income attributable to ordinary shareholders of Baozun Inc. per ADS:
Basic	2.93	3.59	0.52	4.95	6.11	0.89
Diluted	2.72	3.46	0.50	4.55	5.79	0.84
Weighted average shares used in calculating net income per ordinary share
Basic	164,471,581	171,399,524	171,399,524	162,113,815	169,884,906	169,884,906
Diluted	177,081,330	178,026,070	178,026,070	176,115,049	179,327,029	179,327,029